UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

PORTAGE ANNOUNCES PROPOSED PRIVATE PLACEMENT

Toronto, Ontario, March 11, 2016 – Portage Biotech Inc. (“Portage” or “the Company”) (OTC: PTGEF, Canadian Securities Exchange: PBT.U), announces that it intends to conduct a Private Placement to raise up to US$ 2 million for funding its development activities and finance clinical activities at Biohaven Pharmaceutical Holding Company Limited, (“Biohaven”).

The Company is proposing to complete a non-brokered offering of up to approximately 13.3 million common shares at a price of US$0.15 per Share, for gross proceeds of up to US$2,000,000(“Private Placement”). Minimum subscription amount is US$5,000.  Participation in the Private Placement is offered only to “accredited investors” in Canada, the United States and qualified residents in certain other jurisdictions. All securities issuable under the Private Placement will be restricted. The Private Placement will close on March 31, 2016 or earlier if fully subscribed.

Two of the Company’s directors, Dr. Gregory Bailey and Mr. James Mellon, have already subscribed $1,000,000.

MediqVentures Ltd., owned by the two of the directors of the Company, Dr. Bailey and Mr. Mellon, will receive 5% finder’s fee payable in restricted shares as per the consulting agreement.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage has two operating subsidiaries – portage Pharmaceuticals Limited (“PPL”) which is wholly owned by Portage and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) in which Portage holds approximately 52% equity and an investment in Sentien Biotechnologies Inc. ( Sentien).

PPL

PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system. The company has licensed intellectual property from Yale University and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage Biotech Inc. The company's first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. BHV-4157, a prodrug form of the same glutamate modulating agent, is being developed as a New Chemical Entity (NCE). The FDA cleared the company’s Investigational New Drug application (IND) in August 2015 and BIOHAVEN has completed a PK study in humans with the final study report expected by 4Q2015 to enable the Phase 2/3 start in 2016. The company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

Sentien

a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.

For further information and private placement documents, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.